Exhibit 3.1
CNA FINANCIAL CORPORATION
CERTIFICATE OF DESIGNATION RELATING
TO THE 2008 SENIOR PREFERRED STOCK
WITH NO PAR VALUE OF
CNA FINANCIAL CORPORATION

Pursuant to Section 151 of the
General Corporation Law of the State of Delaware

     CNA Financial Corporation, a Delaware corporation (the “Corporation”), hereby certifies that pursuant to the authority contained in Article FOURTH of the Corporation’s Certificate of Incorporation, and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware (the “DGCL”), the following resolution was duly adopted by the Special Review Committee of the Board of Directors of the Corporation (which was granted authority to designate the terms hereof by resolutions of the Board of Directors of the Corporation), creating a series of its Preferred Stock designated as the 2008 Senior Preferred Stock:
     RESOLVED, that there is hereby created and the Corporation be, and it hereby is, authorized to issue 12,500 shares of a series of its Preferred Stock designated the 2008 Senior Preferred Stock (the “2008 Senior Preferred”) to have the powers, preferences and rights and the qualifications, limitations or restrictions thereof hereinafter set forth in this resolution:
     1. Preference. The preferences of each share of the 2008 Senior Preferred with respect to distributions of the Corporation’s assets as dividends or upon voluntary or involuntary liquidation, dissolution or winding up of the Corporation shall be (i) equal to the preferences of every other share of the 2008 Senior Preferred from time to time outstanding in every respect, (ii) equal to the preferences of all Parity Stock, (iii) senior to the preferences of the Corporation’s common stock and any series of preferred stock expressly made junior to the 2008 Senior Preferred to the extent so provided and (iv) junior to the preferences of any Senior Stock.
     2. Voting Rights. Except as otherwise expressly provided herein, in the Certificate of Incorporation or the By-laws of the Corporation or by law, the Holders of the 2008 Senior Preferred, by virtue of their ownership thereof, shall have no voting rights.
     3. Liquidation Rights.
          (A) Liquidation Amount. If the Corporation shall be voluntarily or involuntarily liquidated, dissolved or wound up, at any time when any 2008 Senior Preferred shall be outstanding, each then outstanding share of the 2008 Senior Preferred shall entitle the Holder thereof to a preference, against the Property of the Corporation available for distribution to the Holders of the Corporation’s Stock equal to the 2008 Senior Preferred Value plus an amount equal to all unpaid dividends accrued thereon to the date that the Corporation makes the payment available to the Holders.

          (B) No Further Right To Participate. After payment of all amounts payable pursuant to Section 3(A) shall have been made in full to the Holders of the outstanding the 2008 Senior Preferred, or funds necessary for such payment shall have been set aside in trust for the account of the Holders of the 2008 Senior Preferred so as to be, and continue to be, available therefor, the Holders of the 2008 Senior Preferred shall be entitled to no further participation in the distribution of assets of the Corporation.
          (C) Proportionate Distribution. If, upon any liquidation, dissolution or winding-up of the Corporation, the assets of the Corporation, or proceeds thereof available for distribution to the Holders of shares of the 2008 Senior Preferred shall be insufficient to pay in full all amounts to which such Holders are entitled pursuant to paragraph (A) of this Section 3, no such distribution shall be made on account of any shares of Parity Stock unless proportionate distributive amounts shall be paid on account of the shares of the 2008 Senior Preferred, ratably, in proportion to the full distributable amount for which holders of all such shares of Parity Stock and the 2008 Senior Preferred are respectively entitled upon such liquidation, dissolution or winding-up.
          (D) Order of Distributions. All of the preferential amounts to be paid to the Holders of the 2008 Senior Preferred as provided in this Section 3 shall be paid or set apart for payment before the payment or setting apart for payment of any amount for, or the distribution of any Property of the Corporation to, the Holders of any common stock or any series of preferred stock, whether now or hereafter authorized, which ranks junior to the 2008 Senior Preferred upon such liquidation, dissolution or winding-up.
     4. Dividends.
          (A) Accrual of Dividends. The Holders of the 2008 Senior Preferred shall be entitled to receive, when and as declared by the Board out of funds legally available therefor, cumulative dividends payable in cash. Such dividends shall accrue at the Applicable Rate and shall be cumulative with respect to each share of the 2008 Senior Preferred, from the date of issuance of such share, and shall accrue quarterly until paid, whether or not earned, whether or not declared by the Board and whether or not there are funds legally available therefor on the date such dividends are payable. The amount of dividends per share payable on shares of the 2008 Senior Preferred for each full Dividend Period shall be computed by dividing by four the Applicable Rate for such Dividend Period and applying the rate obtained against the 2008 Senior Preferred Dividend Calculation Value per share of the 2008 Senior Preferred as of the relevant Dividend Payment Date. The amount of dividends payable for the initial dividend period or any other period shorter than a full dividend period shall be computed on the basis of a 360-day year of twelve 30-day months.
          (B) Payment of Dividends. Dividends shall be payable in cash to each Holder of the 2008 Senior Preferred in quarterly installments on March 31, June 30, September 30, and December 31 in each year, commencing on December 31, 2008 (each a “Dividend Payment Date”), as declared by the Board out of funds legally available therefor. The Board may fix a record date for the determination of a dividend or distribution declared thereon, which record date shall not be more than 30 days prior to the date fixed for the payment thereof. Dividends shall cease to accrue on any Stock redeemed as provided herein, or as to the 2008 Senior Preferred upon any liquidation as described herein.
          (C) No Additional Dividends or Interest. Holders of shares of the 2008 Senior Preferred shall not be entitled to any dividend, whether payable in cash, Property or Stock, in excess of full cumulative dividends, as herein provided on the 2008 Senior Preferred. No interest or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the 2008 Senior Preferred which may be in arrears.
          (D) Limitation on Certain Distributions. So long as any shares of the 2008 Senior Preferred are outstanding, no dividend (other than a dividend or distribution paid in shares of, or options, warrants or rights to subscribe for or purchase shares of, common stock or in any other Stock ranking junior to the 2008 Senior Preferred as to dividends and liquidation) shall be declared or paid or set aside for payment or other distribution declared or made upon the common stock or upon any other Stock of the Corporation ranking junior to or on a parity with the 2008 Senior Preferred as to dividends or upon liquidation, nor shall any common stock nor any other Stock of the Corporation ranking junior to or on parity with the 2008 Senior Preferred as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys to be paid to or made available for a sinking fund for the redemption of any shares of any such Stock) by the Corporation (except by conversion into or exchange for Stock of the Corporation ranking junior to the 2008 Senior Preferred as to dividends and upon liquidation).
     5. Redemption.
     Upon the mutual agreement of the Corporation and the Holders of a majority of the outstanding shares of the 2008 Senior Preferred, at any time and from time to time, the outstanding shares of the 2008 Senior Preferred may be redeemed for cash in whole or in part on a pro rata basis at a redemption price per share equal to the 2008 Senior Preferred Value plus all unpaid dividends accrued thereon through and including the date of redemption.
     6. Conversion; Exchange. The 2008 Senior Preferred shall not be convertible into or exchangeable for any other shares of Stock or Property of the Corporation.
     7. Protective Provisions. So long as any shares of the 2008 Senior Preferred remain outstanding, the Corporation shall not, without the affirmative vote or written consent of Holders of at least a majority (or more if required by law) of the outstanding shares of the 2008 Senior Preferred:
          (A) Amend, waive or repeal any provisions of, or add any provision to, this Certificate of Designation; or
          (B) Authorize, create, issue or sell any shares of Senior Stock or Parity Stock.
     8. Notices. All notices provided for hereunder shall be in writing and delivered by hand or by first-class or certified mail, postage prepaid and, if to a Holder of the 2008 Senior Preferred, to such Holder at the address as shown on the books of the Corporation or its transfer agent, if any, and if to the Corporation to its offices at 333 South Wabash, Chicago, Illinois

60604; Attention: Treasurer, or such other place as shall be designated by the Corporation in a notice delivered to the Holders of the 2008 Senior Preferred.
     9. Definitions. As used in this Certificate of Designation, the following terms have the following meanings:
     “Applicable Rate” shall mean initially 10% per annum. On the fifth anniversary of the date of original issuance of the 2008 Senior Preferred and on each fifth anniversary thereafter (each, a “Reset Date”), the Applicable Rate shall be reset to equal the greater of 10% per annum or the Reset Rate on the applicable Reset Date.
     “Board” shall mean the Board of Directors of the Corporation.
     “Dividend Payment Date” shall have the meaning set forth in Section 4(B) hereof.
     “Dividend Period” shall mean (i) initially the period commencing on the date of the initial issuance of any shares of the 2008 Senior Preferred and ending on December 31, 2008 and (ii) thereafter, the period commencing on the date immediately following a Dividend Payment Date and ending on the next Dividend Payment Date, except that the final Dividend Period with respect to any share of the 2008 Senior Preferred shall end on the date such share is redeemed.
     “Holders” shall mean the Persons who shall, from time to time, own of record or beneficially any shares of the 2008 Senior Preferred. The term “Holder” shall mean one of the Holders.
     “Parity Stock” shall mean any shares of any class or series of Stock of the Corporation having any preference or priority as to dividends or liquidation, dissolution or winding up equal to or pari passu with any such preference or priority of the 2008 Senior Preferred and any instrument or security convertible into or exchangeable for Parity Stock.
     “Person” shall mean an individual, a corporation, a partnership, a limited liability company, a trust, an unincorporated organization or a government organization or an agency or political subdivision thereof.
     “Property” shall mean an interest in any kind of property or assets, whether real, personal or mixed, or tangible or intangible.
     “Reset Rate” shall mean a rate equal to the Treasury Yield plus 700 basis points.
     “Senior Stock” shall mean any shares of any class or series of Stock of the Corporation having any preference or priority as to dividends or liquidation superior to any such preference or priority of the 2008 Senior Preferred and any instrument or security convertible into or exchangeable for Senior Stock.
     “2008 Senior Preferred Dividend Calculation Value” shall mean as of a Dividend Payment Date, the sum of (i) the 2008 Senior Preferred Value and (ii) all accrued and unpaid dividends as of such date.

     “2008 Senior Preferred Value” shall mean $100,000 per share of the 2008 Senior Preferred.
     “Stock” shall include any and all shares, interests or other equivalents (however designated) of, or participations in, corporate stock, including without limitation any Stock redeemed as provided for herein which shall have the status of authorized but unissued shares.
     “Treasury Yield” shall mean the yield to maturity on the applicable Reset Date of United States Treasury securities with a maturity of 10 years (or the maturity closest to 10 years for which yield information is publicly reported), as reported by Bloomberg L.P. (or any successor to Bloomberg L.P.), as of 4:00 p.m., New York City time on the business day immediately preceding the applicable Reset Date, on screen “Govt C4” or another screen hereafter used by Bloomberg L.P. to report on United States Government securities, or if Bloomberg L.P. (or a successor) is no longer publishing such information, then any publicly available source of similar data as determined by the Board.
IN WITNESS WHEREOF, CNA Financial Corporation has caused this Certificate to be duly executed this 7th day of November, 2008.

CNA FINANCIAL CORPORATION
By:	/s/ D. Craig Mense
Its: Executive Vice President and Chief
Financial Officer

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